Via Facsimile and U.S. Mail
Mail Stop 4720

March 29, 2010

J. David Boyle II
Senior Vice President and Chief Financial Officer
AVI BioPharma, Inc.
3450 Monte Villa Parkway, Suite 101
Bothel, Washington 98021

Re: AVI BioPharma, Inc.
      Form 10-K for the Fiscal Year Ended December 31, 2008
      Schedule 14A filed April 14, 2009
      Forms 10-Q for the Fiscal Quarters Ended March 31, June 30 and
      September 30, 2009
      File Number: 001-14895

Dear Mr. Boyle:

        We have completed our review of your Form 10-K and related filings and have no
further comments at this time.

                                                Sincerely,

                                                Joel Parker
                                                Accounting Branch Chief